1934 ACT FILE NO. 001-15264

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 6-K
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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March 2014
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Aluminum Corporation of China Limited
(Translation of Registrant's name into English)
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No. 62 North Xizhimen Street
Haidian District, Beijing
People's Republic of China 100082
(Address of principal executive offices)
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         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X       Form 40-F

         Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(1): __________

         Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(7): __________

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                No      X

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Aluminum Corporation of China Limited (Registrant)
Date March 18, 2014	By /s/ Xu Bo Name: Xu Bo Title: Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Aluminum Corporation of China Limited*
(a joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 2600)

RESIGNATION OF NON-EXECUTIVE DIRECTOR AND PROPOSED APPOINTMENT OF NON-EXECUTIVE DIRECTOR

The Board announces that Mr. Liu Caiming, a non-executive Director of the fifth session of the Board, submitted his written resignation with immediate effect to the Board on 18 March 2014 due to other work commitment.

The Board proposes to appoint Mr. Sun Zhaoxue as a non-executive Director of the fifth session of the Board. The appointment of Mr. Sun Zhaoxue is subject to approval by the Shareholders at the 2013 annual general meeting.

The board of directors (the "Board") of Aluminum Corporation of China Limited* (the "Company") hereby announces the change in the non-executive director of the Company (the director of the Company, the "Director") as follows.

RESIGNATION OF NON-EXECUTIVE DIRECTOR

On 18 March 2014, Mr. Liu Caiming ("Mr. Liu"), a non-executive Director, submitted the written resignation to the Board as he has other work commitment. The resignation of Mr. Liu as the non executive Director became effective immediately. In addition, Mr. Liu ceased to be a member of the Remuneration Committee of the Board of the Company on the same day.

Mr. Liu confirms that there is no disagreement between him and the Board, and there are no other matters related to his resignation that should be brought to the attention of the shareholders of the Company (the "Shareholders").

The Company would like to take this opportunity to express its sincere gratitude to Mr. Liu for his contributions to the Company during these years.

PROPOSED APPOINTMENT OF NON-EXECUTIVE DIRECTOR

Upon recommendation by the shareholder of the Company, Chinalco and review by the Nomination Committee of the Board, on 18 March 2014, the Board resolved to nominate Mr. Sun Zhaoxue ("Mr. Sun") as a candidate for the position of the non-executive Director. The appointment of Mr. Sun is subject to approval by the Shareholders at the forthcoming 2013 annual general meeting of the Company (the "AGM").

The biography of Mr. Sun is set out as follows:

Mr. Sun Zhaoxue, aged 51, is a director and the general manager of Aluminum Corporation of China ("Chinalco"), the controlling shareholder of the Company. Mr. Sun graduated from China University of Geosciences in Beijing with a major in the economics of resource industry. He also holds a Ph.D. in engineering and is a professor level senior engineer. Mr. Sun possesses extensive experience in mining resource management, business management and economics management. He previously served as the head and deputy head of the Xiaoyi mine at Shanxi Aluminum Plant; the head and deputy head of Shanxi Aluminum Plant; the general manger of the Shanxi branch of Chalco; the chairman of the board of directors of Shanxi Huaze Aluminium and Power Co. Ltd.; the vice president of Aluminum Corporation of China Limited; the deputy general manager of Chinalco; and the general manager and Party secretary of China Gold Group Company.

As far as the Board is aware and save as disclosed above, Mr. Sun did not hold any directorship in other public companies the securities of which are listed on any securities market in Hong Kong or overseas in the last three years. Mr. Sun does not have any relationship with any director or senior management, nor does he hold any position in the Company or any of its subsidiaries. As at the date of this announcement, Mr. Sun does not have any interest in the shares of the Company or its associated companies within the meaning of Part XV of the Hong Kong Securities and Futures Ordinance.

Save as disclosed above, there is no other information in relation to the appointment of Mr. Sun that needs to be disclosed pursuant to any of the requirements set out in Rule 13.51(2)(h) to (v) of The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, nor are there any other matters that need to be brought to the attention of the Shareholders.

The term of office of Mr. Sun will commence from the conclusion of the AGM and expire on the election of the sixth session of the Board. The Company will enter into a service contract with Mr. Sun after his election as a non-executive Director of the fifth session of the Board to be approved at the AGM. The Company will determine the remuneration of Mr. Sun based on the remuneration policies of the Company under the service contract.

By order of the Board
Aluminum Corporation of China Limited*
Xu Bo
Company Secretary

Beijing, the People's Republic of China
18 March 2014

As at the date of this announcement, the members of the board of directors comprise Mr. Xiong Weiping, Mr. Luo Jianchuan, Mr. Liu Xiangmin and Mr. Jiang Yinggang (Executive Directors); Mr. Wang Jun (Non-executive Director); Mr. Wu Jianchang, Mr. Ma Si-hang, Frederick and Mr. Wu Zhenfang (Independent Nonexecutive Directors).

* For identification purpose only

About the Company
Our contact information of this release is:

*	Business address: No. 62 North Xizhimen Street, Haidian District, Beijing, People's Republic of China, 100082
*	Telephone number: (86-10) 8229 8103
*	Website: http://www.chalco.com.cn
*	Contact person: Xu Bo, Company Secretary